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                                                                  Reed Smith LLP
                                                             1301 K Street, N.W.
                                                         Suite 1100 - East Tower
                                                     Washington, D.C. 20005-3373
W. THOMAS CONNER                                             Tel +1 202 414 9200
Direct Phone: +1 202 414 9208                                Fax +1 202 414 9299
Email: tconner@reedsmith.com                                       reedsmith.com

November 5, 2014

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Keith A. Gregory
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

METLIFE INVESTORS USA SEPARATE ACCOUNT A
INITIAL REGISTRATION STATEMENT ON FORM N-4 (NATIONAL VERSION)
FILE NOS. 333-197993; 811-03365
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METROPOLITAN LIFE SEPARATE ACCOUNT E
INITIAL REGISTRATION STATEMENT ON FORM N-4 (NY VERSION)
FILE NOS. 333-198448; 811-04001
-------------------------------

Dear Mr. Gregory:

     On behalf of MetLife Investors USA Insurance Company ("MLI USA") and Metropolitan Life Insurance Company ("MLIC," and together with MLI USA, the "Companies") and their corresponding separate accounts, MetLife Investors USA Separate Account A and Metropolitan Life Separate Account E (each, a "Registrant," and collectively, the "Registrants"), we are responding to the comments that you provided to us orally on November 3, 2014 with regard to the initial registration statements on Form N-4 for the National Version and the NY Version that were filed under the Securities Act of 1933 (the "Securities Act"), on August 8, 2014 and August 28, 2014, respectively, as amended by Pre-Effective Amendments No. 1 filed on October 29, 2014 (collectively, the "Registration Statements").

     For ease of reference, each of the Staff's comments is set forth below, followed by the Companies' response. Unless noted otherwise, page references in their responses are to the pages in the courtesy copy of the National Version registration statement provided to the Staff. To the extent that a response indicates that the Companies propose revised disclosure, as discussed the revised prospectus or SAI pages are attached. A final pre-effective amendment to each Registration Statement will be filed with acceleration requests and Tandy representations after all comments have been resolved.

PROSPECTUS

NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS .
  LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . HOUSTON SINGAPORE . MUNICH . ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON .
     SILICON VALLEY . DUBAI . CENTURY CITY . RICHMOND . ATHENS . KAZAKHSTAN

                                                           US_ACTIVE-119839746.3

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Keith A. Gregory                                             [LOGO OF ReedSmith]
[November 5, 2014]
Page 2

3. Index of Special Terms:
   ----------------------

     A. INDEX OF SPECIAL TERMS: Please include the term Commutation in the Index and define Commutation within the context of the disclosure within which it appears, i.e., under "9. FEDERAL INCOME TAX STATUS - Commutation Features
              ----
     Under Income Payment Types." Also, please include the term Contract in the Index.

          RESPONSE: In response to the Staff's comment, the Companies have added a definition of the term Commutation to subsections "5. ANNUITY PAYMENTS (THE INCOME PHASE - Option 5. Payments for a Designated Period" and "9. FEDERAL INCOME TAX STATUS - Commutation Features Under Income Payment Types." However, the Companies respectfully decline to add Commutation to the Index. The Companies do not consider Commutation to be a Special Term because it is a generally understood term that is not unique to the contract, nor is it a defined term under the contract.

          With respect to the term Contract, the Companies believe it is not necessary to add a definition of this term to the prospectus because it is already adequately defined in the first sentence of the section titled "HIGHLIGHTS" as follows: "The variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company, where you agree to make at least one Purchase Payment to us and we agree to make a series of Annuity Payments at a later date." We also respectfully decline to include "Contract" in the Index and capitalize that term throughout the prospectus on the basis that doing so would reduce the readability of the prospectus. We note in this regard that Updated Staff Legal Bulletin No. 7 of the Division of Corporate Finance (June 7, 1999) provides guidance that we believe is applicable to all prospectuses and advises issuers that terms should be defined "only if the meaning is unclear from the context." We believe potential investors would be able to discern that the "contract" referred to throughout the prospectus is the variable annuity contract that is introduced in the first sentence of the first page of the prospectus. Furthermore, we note that the term "contract" is used so frequently throughout the prospectus that capitalizing this term would result in the type of "overly legalistic presentation" which Updated Staff Legal Bulletin No. 7 cautions issuers to avoid.

     B. GOOD ORDER: Please provide a more specific definition of "Good Order."

          RESPONSE: In response to the Staff's comment, the Companies have added a new subsection titled "10. OTHER INFORMATION - Good Order" which contains a more specific definition of "Good Order."

7. Investment Portfolio Expenses:
   -----------------------------

     C. FEE WAIVERS: For the funds that have contractual fee waivers, please provide written confirmation that the fee waivers will extend for more than one year from the effective date of the Registration Statements. In addition, include disclosure in footnote (1) to the Investment Portfolio Expenses table stating that the funds' fee waivers and/or expense reimbursement

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Keith A. Gregory                                             [LOGO OF ReedSmith]
[November 5, 2014]
Page 3

     arrangements will extend for more than one year from the effective date of the Registration Statements.

          RESPONSE: We refer the Staff to our initial response to this comment, and we respectfully note that we continue to believe strongly that the application of the instructions in Form N-1A regarding presentation of fee waivers and/or expense reimbursement arrangements, and the resulting net expense ratios, should be subject to a rule of reason since the Commission has not amended Form N-4 to incorporate this instruction and apply it to variable annuity fee tables. The footnote to the fee table in the prospectuses for the contracts clearly states that any net expense ratios presented in the fee table will remain in effect for a period of at least one year from the date of the underlying fund's 2014 prospectus, and therefore complies with the instructions to Form N-1A. Moreover, the waivers are contractually guaranteed for the remainder of the period during which the prospectus may be used (until May 1, 2015). Finally, we note that the Companies have no means of requiring unaffiliated underlying funds to extend contractual arrangements beyond the period expressly required by Form N-1A. To prohibit the Companies from showing net expenses in their fee tables rather than in a footnote, where their competitors present expense ratios for the very same funds on a net basis in the fee table, would put the Companies at a significant competitive disadvantage. We note in this regard that the adopting release for the 1998 amendments to Form N-1A states that the "Commission believes that typical investors may tend to overlook or disregard information about a fund's fee structure if it is included in a footnote." See Rel. No. 33-7512 at II.A.2. Put another way, variable annuity registrants would be discouraged from launching products during the year at any time other than May 1st, because to do so would put them at a competitive disadvantage.

9. The Annuity Contract: This comment is reissued. Please delete the subsection
   --------------------
entitled "Frequent or Large Transfers" from the section "The Annuity Contract" or combine it with the subsection entitled "Restrictions on Frequent Transfers." We note that describing such restrictions before a discussion of the ability to transfer Account Value may confuse contract owners.

          RESPONSE: In response to the Staff's comment, the subsection entitled "Frequent or Large Transfers" has been deleted from the section "The Annuity Contract."

11. Account Value: This comment is reissued. On page 18, please explain that
    -------------
contract charges, in addition to the investment performance of the Investment Portfolios, affect Accumulation Unit value. See Item 10(b) of Form N-4.

          RESPONSE: In response to the Staff's comment, the Companies have inserted additional disclosure at the end of the first paragraph in "2. PURCHASE - Accumulation Units."

14. Asset Allocation/Blueprint Models:
    ---------------------------------

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Keith A. Gregory                                             [LOGO OF ReedSmith]
[November 5, 2014]
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     A. INDEPENDENT THIRD PARTY CONSULTANT: Please confirm that participants in the asset allocation model will be affirmatively provided with Form ADV
     Part II for both MetLife Advisers, LLC and the third party independent consultant.

          RESPONSE. We understand from subsequent discussions with the Staff that this comment has been dropped.

16. Death Benefit:
    -------------

     D. RISK OF LOSS/REMAINING BENEFICIARIES: Please clarify in the second paragraph of the section "8. DEATH BENEFIT - Upon Your Death" that the first Beneficiary remains subject to investment risk between the time of the Owner's death and the time when the first Beneficiary submits his or her claim. Additionally, please revise the second sentence of the first paragraph under " - General Death Benefit Provisions" to clarify whether this sentence applies to the first Beneficiary or other Beneficiaries and, if so, whether the first Beneficiary and the other Beneficiaries are subject to the same investment risks.

RESPONSE: The Companies have revised the first paragraph in "8. DEATH BENEFIT - Upon Your Death" to clarify that the until the Beneficiary (or first Beneficiary if there are multiple Beneficiary) submits the necessary documentation in Good Order, the Account Value attributable to his/her portion of the death benefit remains in the Investment Portfolios and is subject to investment risk. Additional clarifying revisions were made in the second paragraph.

     We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at
202.414.9208 or Peggy Heminger at 412.288.7204.

Very truly yours,

/s/ W. Thomas Conner
----------------------------
W. Thomas Conner